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                              AETHLON MEDICAL, INC.
                       3030 BUNKER HILL STREET, SUITE 4000
                           SAN DIEGO, CALIFORNIA 92109

                                   May 1, 2008

                                    VIA EDGAR


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                          Division of Corporate Finance
                               100 F Street, N.E.

                             Washington, D.C. 20549
                               Attn: Mr. Tom Jones

                            RE: AETHLON MEDICAL, INC.
                       REGISTRATION STATEMENT ON FORM SB-2
                               FILE NO. 333-149164
                            FILED: FEBRUARY 11, 2008



                              LADIES AND GENTLEMAN:

Reference is made to the above-captioned registration statement filed by Aethlon Medical, Inc. (the "Registrant") with the Securities and Exchange Commission on February 11, 2008 (the "Registration Statement").

The Registrant has determined to withdraw the Registration Statement. The filed Registration Statement has not become effective. No securities have been sold under the Registration Statement. Accordingly, the Registrant hereby requests the immediate withdrawal of the Registration Statement together with all exhibits thereto.

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Please forward copies of the order consenting to the withdrawal of the
Registration Statement to the undersigned via facsimile at (858) 332-1739, with a copy to Jennifer A. Post, Esq. at Richardson & Patel LLP at (310) 208-1154.

Please do not hesitate to call the undersigned at (858) 459-7800 or Jennifer A. Post of Richardson & Patel LLP at (310) 208-1182 with any questions you may have regarding this letter.

Very truly yours, Aethlon Medical, Inc.


                                             BY: /s/ JAMES A. JOYCE
                                                 -------------------------------
                                                 CHIEF EXECUTIVE OFFICER



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